SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of August, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

Unibanco and Unibanco Holdings

CONSOLIDATED RESULTS

First Half 2003

FOR IMMEDIATE RELEASE

For further information please contact:

Geraldo Travaglia

Marcelo Rosenhek

Leandro Alves

Letícia Wrege

Unibanco
Av. Eusébio Matoso, 891 - 15 th floor
São Paulo, SP 05423-901
Phone: (55 11) 3097-1626 / 1313
Fax:(55 11) 3813-6182 / 3097-4830
E-mail:relations@unibanco.com.br

(São Paulo, Brazil, August 14, 2003) - Unibanco - União de Bancos Brasileiros S.A. and Unibanco Holdings S.A released today their consolidated financial results under Brazilian GAAP for the first half of 2003.

Profitability

  Operating income raised 45.7% in 1H03, compared to the same period last year, amounting to R$1,023 million. The main drivers of this growth were: higher service revenues, administrative expenses under control, lower expense with provision for loan losses, and a more efficient hedging strategy on investments abroad. 1H03 annualized return on average equity (ROAE) stood at 15.2%. Operating income for the quarter reached R$565 million, a growth of 23.4% and 81.7% related to 1Q03 and 2Q02, respectively.

  2Q03 net income stood at R$273 million, 25.2% higher than previous quarter. 1H03 net income reached R$491 million. 1H03 net income was also influenced by the increase in the expenses with provision for income taxes and social contribution. Losses resulting from the foreign exchange rate fluctuation on investments abroad, led by the 14.3% US dollar devaluation in 2Q03, are non-deductible, whereas gains from hedging are taxable. However, it is important to note that the final income tax and social contribution expense figures will be defined based on the year-end foreign exchange rate.

  Disregarding the impact of the goodwill paid in acquisitions made by Unibanco, net income would have been R$517 million in 1H03. Stockholders’ equity, excluding goodwill to be amortized, would have been R$5.4 billion, resulting in a ROAE of 20.6% in 1H03.

  On July 31, 2003, Unibanco paid net interest on capital stock amounting to R$166.4 million. This distribution represents 35.7% over net income figure – after constituting a 5% legal reserve – well above Brazilian legal minimum requirements of 25% and in line with Unibanco’s dividend policy which establishes the distribution of 35% of net income to be paid as dividends.

Assets, Funding and Capital Adequacy

  Unibanco’s consolidated total assets reached R$66,091 million on June 30, 2003, representing a decrease of 5.6% for the quarter and a growth of 4.3% Y-o-Y. Of this total, R$25,907 million were loans, R$16,326 million were marketable securities and derivative financial instruments - issued primarily by the federal government -, and R$8,330 million were interbank investments.

  In June 2003, the consolidated loan portfolio stood at R$26,195 million, an increase of 0.8% in the last 3 months and a decrease of 1.3% when compared to June 2002. The balance of allowance for loan losses over the loan portfolio classified from E to H with past-due installments was 141.6%, improving from 135.9% figure of June 2002.

  As of June 30, 2003, the balance for the consolidated allowance for loan losses totaled R$1,481 million, representing 5.7% of the portfolio.

This allowance was composed of:

  R$566 million or 38.2% of the total, according to Resolution 2682, related to overdue credits;

  R$720 million or 48.6% of the total, according to risk parameters of Resolution 2682, related to falling due credit;

  R$195 million, based on more conservative percentages than those required by the Regulatory Authority.

  In June 2003, Unibanco’s overall funding reached R$74,997 million, including R$23,025 million in investment funds and assets under management, down 1.5% in the last 3 months and up 7.2% over the past year. Total local and foreign funding increased by 4.2% Y-o-Y, to R$51,972 million on June 30, 2003.

  Until July 2003, Unibanco raised approximately US$ 1 billion in funding through eight issuance of Eurobonds and one securitization transaction. Such fund raising presented decreasing costs and longer duration over the period.

  The Basle capital adequacy ratio stood at 16.7% well above the minimum required by the Brazilian Central Bank of 11%.

Results Highlights

  2Q03 financial margin after provisions was R$ 1,274 million, 32.4% growth vs. 2Q02. The net adjusted financial margin, considering net impact on investments abroad stood at 10.8% in 2Q03.

  In 2Q03, total fees amounted to R$712 million, an increase of 8.4% and 11.9% Q-o-Q and Y-o-Y, respectively. The ratio of fee revenues over administrative and personnel expenses is used as an efficiency indicator for the conglomerate. This ratio, which measures recurrent revenues and expenses, increased from 61.0% in 2Q02 to 64.8% in 2Q03.

  Managing cost in an efficient way has been a positive aspect at Unibanco. There are formal Investments, Projects and Cost Monitoring committees which help outline an environment of cost control. As a result, expenses have evolved at rates below inflation. Personnel and administrative expenses reached R$ 2,160 million in 1H03, up 5.0% compared to 1H02, while IPC-A (Consumer Price Index) was 16.6%.

Performance Overview

Balance Sheet (R$ million)	1H03	1H02
Loan portfolio	26,195	26,535
Total assets	66,091	63,342
Total deposits	23,978	21,402
Stockholders' equity	6,847	6,262
Assets under management	23,025	20,056
Income Statement (R$ million)
Profit from financial intermediation before provision (a)	3,120	3,066
Provision for loan losses (b)	(697)	(1,030)
Gross profit from financial intermediation (a-b)	2,423	2,036
Fees from services rendered	1,369	1,234
Total expenses	2,160	2,057
Net income	491	475
Ratios (%)
Annualized ROAE	15	16
Annualized ROAA	1	2
Fees from services rendered / Personnel and administrative expenses	63	60
BIS (under Central Bank of Brazil guidelines)	17	13
Earnings per 1000 shares (R$)	4	3
Book value per 1000 shares (R$)	50	45
Other Information
Dividends / Interest on capital stock – Net (R$ million)	166	160
Points of sale (1)	1,409	1,435
Number of customers (million)	13	13
(1)	Includes only branches, corporate-site branches, in-store branches and Fininvest stores.

UNIBANCO

Contents

• The Brazilian Economy	04
• Net Income and Stockholders' Equity	04
• Assets	05
Securities Portfolio	06
Loan Portfolio	09
Allowance for Loan Losses	10
• Funding	10
• Tax Credits	15
• Capital Adequacy Ratio	15
• Performance Overview	16
Results	16
Fees from Services Rendered	18
Personnel and Administrative Expenses	19
• Businesses Highlights	21
Retail Bank	21
Wholesale Bank	23
Insurance and Private Pension Plans	24
Wealth Management	25
Other Operational Highlights	26
• Consolidated Balance Sheet	28
• Consolidated Income Statement	29

The Brazilian Economy

The second quarter of the year showed some progress in the economic area, despite the contraction in demand. Country risk perception, as measured by the EMBI+ index, dropped even further, having reached 700 to 800 basis points towards the end of 1H03, which led the foreign exchange rate to stabilize at R$ 2.872/US$.

Primary surplus up to June 2003 reached R$40 billion, above the target of R$34.5 billion for the first half-year period. Public debt reached 55.4% of GDP, almost 2% below the end of 2002 figure. Furthermore, the trade balance posted US$10.4 billion surplus for the first half of the year, bringing the accumulated figure for the last 12 months to US$ 21 billion, the country’s highest ever. Current account deficit was eliminated.

Inflation lost steam during the course of the second quarter. Average monthly inflation for this period was approximately 0.5%, vs. 1.7% per month over the first quarter of this year and 2.2% in the last quarter of 2002.

The drop in current inflation, as well as in the expectation for future inflation, allowed a reduction in interest rates starting in June. Moreover, as the market began anticipating a reduction in overnight interest rates, future interest rates (which had been pointing to a 29-30% a year rate at the beginning of 2003) moved to a projected annual interest rate of approximately 20% at the beginning of the second half of the year. This process of interest rate reduction might be an early indicator of a recovery of the level of activity in the economy.

The statistics available at the end of the first half of 2003 still show a gloomy economy. In June, seasonally adjusted industrial production was 3.6% below the level posted at the end of 2002 and 2.6% lower than March. Figures as of June, as an example, posted a credit growth of only 0.7% vs. December 2002 figures. Total credit as a percentage of GDP stood at 24.7%, in June, higher than the 24.3% of GDP reached in December 2002. As the economy recovers, driven by declining interest rates and lower compulsory deposits, we expect to see higher credit levels than those posted recently.

Net Income and Stockholders’ Equity

Unibanco

Operating income in 1H03 amounted to R$1,023 million, reflecting a 45.7% growth compared to 1H02. The main drivers of this growth were higher service revenues, administrative expenses under control, lower expense with provision for loan losses, and a more efficient hedging strategy on investments abroad. Operating income for the quarter reached R$565 million, up 23.4% and 81.7% compared to 1Q03 and 2Q02, respectively.

R$ million
	2Q03	1Q03	2Q02	1H03	1H02
Operating income	565	458	311	1,023	702

1H03 net income was also influenced by the increase in the expenses with provision for income taxes and social contribution. Losses resulting from the foreign exchange rate fluctuation on investments abroad, led by the 14.3% US dollar devaluation in 2Q03, are non-deductible, whereas gains from hedging are taxable. However, it is important to note that the final income tax and social contribution expense figures will be defined based on the year-end foreign exchange rate.

2Q03 net income stood at R$273 million, 25.2% higher than previous quarter. 1H03 net income reached R$491 million, a 3.4% growth Y-o-Y.

Disregarding the impact of the goodwill paid in acquisitions made by Unibanco, net income would have been R$517 million in 1H03. Stockholders’ equity, excluding goodwill to be amortized, would have been R$5.4 billion, resulting in a ROAE of 20.6% in 1H03.

The table below shows Unibanco’s consolidated profitability:

Profitability	2Q03	1Q03	2Q02	1H03	1H02
Annualized return on average equity (%)	17.1	13.8	17.1	15.2	16.0
Annualized return on average equity excluding goodwill (%)	23.3	18.9	24.4	20.6	22.8
Annualized return on average assets (%)	1.6	1.2	1.7	1.4	1.6
Earnings per 1000 shares (R$)	1.98	1.58	1.83	3.56	3.43
Earnings per GDS (R$) (1)	1.91	1.59	1.81	3.50	3.41
Dividends per 1000 common shares (R$)(2)	-	-	-	1.1569	1.1047
Dividends per 1000 preferred shares (R$)(2)	-	-	-	1.2726	1.2152
Dividends per 1000 UNITs (R$)(2)	-	-	-	2.3640	2.3352
Dividends per GDS (R$)(2)	-	-	-	1.1820	1.1676
Total amount of dividends (R$ million)(2)	-	-	-	166.4	160.0
Book value per 1000 shares (R$)	49.76	48.69	45.20	49.76	45.20
(1)	Each Global Depositary Share (GDS) listed (NYSE:UBB) corresponds to 500 UNITs. Each UNIT consists of one Unibanco preferred share and one Unibanco Holdings class-B preferred share.
(2)	In 1H03 the payment was in the form of interest on capital stock. The amount of interest on capital stock is net from an Income Tax of 15%.

Unibanco Holdings

Unibanco Holdings’ net income in 1H03 totaled R$285 million, resulting in earnings per 1000 shares of R$3.43. Stockholders’ equity in the same period reached R$4.1 billion. The 14.6% annualized ROAE for the period was impacted by the PIS and COFINS provisions over interest on capital stock. Book value per 1000 shares reached R$49.77. Unibanco Holdings approved the payment of interest on capital stock in the amount of R$107.1 million.

Assets

Unibanco’s consolidated total assets reached R$66,091 million on June 30, 2003, representing a decrease of 5.6% for the quarter, and a growth of 4.3% Y-o-Y. Of this total, R$25,907 million were loans, R$16,326 million were marketable securities and derivative financial instruments - issued primarily by the federal government -, and R$8,330 million were interbank investments. The main change in assets consisted of a reduction in interbank liquidity investments. Unibanco, upon request of the Central Bank, acted as a dealer in the amount of R$8 billion on December 31, 2002.The bank was not a dealer on June 30, 2003.

Securities Portfolio

The following table shows the securities portfolio classification and its marked-to-market adjustments in June 2003:

R$ million
Classification of Securities	Book Value	% of Portfolio
Trading	5,582	35%
Available for sale	5,051	32%
Held to maturity	5,183	33%
Total	15,816	100%

The balance of securities held to maturity, composed largely by securities indexed to foreign exchange rate variation, dropped as a result of the 14.3% devaluation of the dollar during the second quarter. The following table shows the changes in the securities portfolio during the period:

R$ million
Changes in Securities Portfolio	Balance Mar-03	Foreign Exchange Variation	Interest	Maturity (1)	Purchases	Sales	Balance Jun-03
Trading	5,427	(270)	203	(1,336)	3,503	(2,048)	5,479
Available for sale	6,586	(237)	343	(530)	653	(1,587)	5,228
Held to maturity	6,230	(864)	125	(721)	413	-	5,183
Total	18,243	(1,371)	671	(2,587)	4,569	(3,635)	15,890

Trading securities are acquired with the purpose of being actively and frequently traded. Unrealized gains and losses due to market value adjustments are recognized in the income statement. The following table shows such securities’ balance on June 30, 2003:

R$ million
Trading Securities	Amortized Cost	Market Value Adjustment	Market Value
Federal government	3,075	90	3,165
Financial Treasury Bills (LFT)	807	1	808
Treasury Bills (LTN)	924	-	924
Central Bank Notes (NBC)	680	37	717
Treasury Notes (NTN)	664	52	716

Brazilian sovereign bonds	221	(4)	217

Bank debt securities	135	-	135
Eurobonds	77	-	77
Time deposits	58	-	58

Mutual funds	1,873	-	1,873

Others	175	17	192

Total	5,479	103	5,582
Tax effect		(35)
Total (-) tax credit		68

Securities available for sale can be traded as a result of interest rate fluctuations, changes in payment conditions or other factors. Securities available for sale are accounted at fair value with unrealized gains and losses recorded in separate stockholders’ equity account. The following tables show their balance on June 30, 2003:

R$ million
Securities Available for Sale	Amortized Cost	Market Value Adjustment	Market Value
Federal government	1,709	(16)	1,693
Financial Treasury Bills (LFT)	659	4	663
Central Bank Notes (NBC)	598	3	601
Treasury Notes (NTN)	366	-	366
Others	86	(23)	63

Brazilian sovereign bonds	176	(47)	129

Corporate debt securities	2,556	(76)	2,480
Debentures	2,275	(57)	2,218
Eurobonds	175	(10)	165
Others	106	(9)	97

Bank debt securities	386	(7)	379
Eurobonds	261	(7)	254
Debentures	2	-	2
Mortgage notes	105	-	105
Time deposits	18	-	18

Marketable equity securities	199	(31)	168

Mutual funds	202	-	202

Total	5,228	(177)	5,051
Tax effect		60
Total (-) tax credit		(117)

R$ million
Terms - Securities Available for Sale	Amortized Cost	Market Value
Up to 3 months	695	696
From 3 months to 1 year	698	677
From 1 to 3 years	1,171	1,139
From 3 to 5 years	1,392	1,338
Over 5 years	856	829
Indeterminate (1)	416	372
Total	5,228	5,051
(1)	Mainly equities and funds.

Unibanco classifies as held to maturity those securities it has the intention and the financial capability to keep until maturity. They are accounted for at their acquisition cost plus accrued interest. The following tables show their balance on June 30, 2003:

R$ million
Securities Held to Maturity	Amortized Cost
Federal government	4,305
Central Bank Notes (NBC)	1,600
Treasury Notes (NTN)	2,688
Others	17

Brazilian sovereign bonds	474

Corporate debt securities	360

Bank debt securities	44

Total	5,183
R$ million
Terms - Held to Maturity	Amortized Cost
Up to 3 months	585
From 3 months to 1 year	1,235
From 1 to 3 years	2,391
From 3 to 5 years	805
From 5 to 15 years	167
Total	5,183

The tables below show the structure of the held to maturity portfolio for the periods shown:

Securities held to maturity funded with third parties resources	Balance on June 30, 2003 (R$ million)	Average Interest Rate per Annum (%)	Average Maturity in Months
I. Securities (indexed/denominated in US$)	5,166	10.35	20
Third parties resources (denominated in US$)	5,166	6.19	34
Annual spread		3.92
II. Other securities - indexed to IGP-M	17	20.32	27
Third parties resources	17	6.00	27
Annual spread		13.51
Total securities held to maturity	5,183	10.39	20

The market value of such securities stood at R$5,293 million on June 30 2003. The weighted average spread of the portfolio funded by third parties funds was 3.96% p.a. in June 2003, compared to a 3.97% p.a. spread in December 2002.

Loan Portfolio

In June 2003, the consolidated loan portfolio stood at R$26,195 million, an increase of 0.8% in the last 3 months and a decrease of 1.3% when compared to June 2002, as per the graph below:

Unibanco’s loan portfolio by type of client, by segment and by business is shown as follows:

R$ million
Balance of Loans by Client Segment	Jun-03	Mar-03	Jun-02	Quarter Change (%)	Annual Change (%)
Total Corporate	17,140	17,204	17,619	-0.4	-2.7
Large corporate	13,045	13,025	14,676	0.2	-11.1
Middle market	1,536	1,592	997	-3.5	54.1
Small companies	2,559	2,587	1,946	-1.1	31.5

Total Individuals	9,055	8,787	8,916	3.0	1.6
Multiple Bank and other companies	5,451	5,379	5,391	1.3	1.1
Fininvest	1,103	1,071	1,106	3.0	-0.3
LuizaCred(1)	118	108	78	9.3	51.3
InvestCred(1)	279	266	270	4.9	3.3
Unicard(2) / Credicard(3)	2,104	1,963	2,071	7.2	1.6

Total	26,195	25,991	26,535	0.8	-1.3
(1)	50% stake in LuizaCred and InvestCred.
(2)	Unicard - Banco Múltiplo S.A.- new denomination of Banco Bandeirantes which merged Credibanco - Cartão Unibanco in April, 2003.
(3)	33% stake in Credicard.

R$ million
Balance of Loans by Channel	Jun-03	Mar-03	Jun-02	Quarter Change (%)	Annual Change (%)
Wholesale Bank	14,712	14,756	15,643	-0.3	-6.0
Private Banking	238	223	190	6.7	25.3
Retail Bank	10,911	10,612	10,367	2.8	5.2
Insurance	334	400	335	-16.5	-0.3

Total	26,195	25,991	26,535	0.8	-1.3

R$ million
Loan Portfolio, by Segment	Jun-03	Mar-03	Jun-02	Quarter Change (%)	Annual Change (%)
Commercial, industrial and other	12,469	12,444	12,645	0.2	-1.4
Import and export financing	3,430	3,507	3,666	-2.2	-6.4
Agricultural loans	765	755	704	1.3	8.7
Subtotal 1	16,664	16,706	17,015	-0.3	-2.1
Credit cards	2,687	2,442	2,840	10.0	-5.4
Individuals	5,258	5,272	5,103	-0.3	3.0
Leasing	459	495	677	-7.3	-32.2
Real estate loans	839	793	647	5.8	29.7
Subtotal 2	9,243	9,002	9,267	2.7	-0.3
Subtotal loans	25,907	25,708	26,282	0.8	-1.4
Co-obligation on credit card customer financing	288	283	253	1.8	13.8
Total Portfolio	26,195	25,991	26,535	0.8	-1.3

R$ million
Loans, by Segment and by Companies - June 2003	Multiple Bank and Other Companies	Unicard / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and InvestCred	Total
Commercial, industrial and other	10,544	16	1,888	21	12,469
Import and export financing	3,430	-	-	-	3,430
Agricultural loans	765	-	-	-	765
Subtotal 1	14,739	16	1,888	21	16,664
Credit cards	-	1,813	-	874	2,687
Individuals	3,931	-	701	626	5,258
Leasing	6	-	453	-	459
Real estate loans	836	3	-	-	839
Subtotal 2	4,773	1,816	1,154	1,500	9,243
Subtotal loans	19,512	1,832	3,042	1,521	25,907
Co-obligation on credit card customer financing	-	288	-	-	288
Total portfolio	19,512	2,120	3,042	1,521	26,195

Note:
Multiple Bank: excludes Unibanco Financeira's portfolio. Other companies includes Unibanco Luxembourg, Insurance, etc.
Unicard / Credicard: Cartão Unibanco and the 33% stake in Credicard.
Consumer Direct Credit (CDC), Leasing and Auto Financing: Unibanco Financeira, Unibanco Leasing, Banco Dibens, Dibens Leasing and Banco1.net Financeira.

The Retail portfolio, including insurance, grew by 2.1% when compared to March 2003 and rose 3.3% vs. December 2002. Since Retail loans are not indexed to foreign currency, they were not affected by the fluctuation in the exchange rate. The loan portfolio from the credit card business grew by 10.0% Q-o-Q, higher than the 7.6% industry growth in the same period. The 5.4% drop Y-o-Y, was primarily due to a more prudent credit policy at Fininvest and the transferring of a portfolio from a Credicard affiliate.

The credit portfolio in the Wholesale segment, including Private Banking, posted a drop of 5.6% relative to the previous year. Credit operations not pegged to the US dollar rose by 3.3% during the same period, largely because of the growth in working capital and BNDES/Finame onlending portfolios, despite the appreciation of the real. The Wholesale portfolio for the quarter remained stable as the working capital loan portfolio posted an increase of 11.0%.

Up to December 2002, companies with revenues between R$25 million to R$80 million were classified as mid-sized. As of March 2003, this segment started to include companies with annual revenues falling between R$40 million and R$150 million. Overall, the large and middle market corporations portfolio remained stable, largely due to, on one side, the appreciation of the real and, on the other side, the poor credit demand.

Allowance for Loan Losses

As of June 30, 2003, the balance for the consolidated allowance for loan losses totaled R$1,481 million, representing 5.7% of the portfolio.

This allowance was composed of:

  R$566 million or 38.2% of the total, according to Resolution 2682, related to overdue credits;

  R$720 million or 48.6% of the total, according to risk parameters of Resolution 2682, related to falling due credit ;

  R$195 million, based on more conservative percentages than those required by the Regulatory Authority.

R$ million
Classification	Required Provision (%)	Total Risk Portfolio	Cumulative Distribution (%)	Minimum Required		Excess Provision above Res. 2682	Total Provisions	% of Portfolio
				Overdue Installments	Falling due Installments
AA	-	9,036	34.5	-	-	-	-	-
A	0.5	8,873	68.4	-	44	27	71	0.8
B	1.0	2,609	78.3	3	23	9	35	1.3
C	3.0	3,195	90.5	7	89	25	121	3.8
D	10.0	991	94.3	16	83	119	218	22.0
E	30.0	302	95.5	36	55	9	100	33.1
F	50.0	402	97.0	90	111	4	205	51.0
G	70.0	193	97.7	78	57	2	137	71.0
H	100.0	594	100.0	336	258	-	594	100.0
TOTAL		26,195		566	720	195	1,481
% of portfolio							5.7%

In June 2003, the balance of allowance for loan losses over the loan portfolio classified from E to H with past-due installments was 141.6% improving from 135.9% figure of June 2002.

As a result of the 2002 devaluation of the real, it became necessary to increase provisions, mainly for loans pegged to the US dollar. In 2003, with the appreciation of Brazil’s currency, the dollar indexed loan portfolio’s risk diminished and consequently the required provision. This effect is shown in the graph below, which also demonstrates that the loan portfolio’s non-accrual percentage (loans past-due by more than 60 days that do not generate interest payments) continues to be similar to last year’s. The increase vs. the first quarter resulted essentially from the deterioration of some loans to the energy sector.

The following table shows the distribution of the credit portfolio and total provisions for loan losses maintained by the Multiple Bank and by the consolidated subsidiaries and associated companies:

R$ million
Companies	Total Portfolio			Total Provisions			Total provisions to portfolio (%)
	Jun-03	Mar-03	Jun-02	Jun-03	Mar-03	Jun-02	Jun-03	Mar-03	Jun-02
Multiple Bank(1)	20,254	20,179	21,096	1,035	1,056	1,060	5.1	5.2	5.0
Subsidiaries and associated	5,941	5,812	5,439	446	402	609	7.5	6.9	11.2
Unibanco consolidated	26,195	25,991	26,535	1,481	1,458	1,669	5.7	5.6	6.3
(1)	Takes into account the elimination of operations with subsidiaries and includes branches abroad.

The following tables show loan portfolio classification and allowance for loan losses by company as of June 2003:

R$ million
Portfolio Classification, by Risk	Multiple Bank and Other Companies	Unicard / Credicard	CDC and Auto Financing	Fininvest/LuizaCred and InvestCred	Total
AA	7,965	417	647	7	9,036
A	4,709	1,207	1,879	1,078	8,873
B	2,135	131	231	112	2,609
C	2,882	67	172	74	3,195
D	827	60	45	59	991
E	180	52	21	49	302
F	281	53	16	52	402
G	88	48	11	46	193
H	445	85	20	44	594
Total	19,512	2,120	3,042	1,521	26,195

R$ million

Provisions for Loan Losses, by Risk	Multiple Bank and Other Companies	Unicard / Credicard	CDC and Auto Financing	Fininvest/LuizaCred and InvestCred	Total
AA	-	-	-	-	-
A	36	13	10	12	71
B	22	10	2	1	35
C	103	10	5	3	121
D	190	14	4	10	218
E	53	20	6	21	100
F	138	28	8	31	205
G	61	33	8	35	137
H	445	85	20	44	594
Total	1,048	213	63	157	1,481

Note:	Multiple Bank: excludes Unibanco Financeira's portfolio. Other companies includes Unibanco Luxembourg, Insurance, etc.
Unicard / Credicard: Cartão Unibanco and the 33% stake in Credicard.
Consumer Direct Credit (CDC), Leasing and Auto Financing: Unibanco Financeira, Unibanco Leasing, Banco Dibens,
Dibens Leasing and Banco1.net Financeira.

Provisions for Loan Losses

Provisions for loan losses posted a drop of 32.3% in 1H03 when compared to the same period last year, noteworthy was the reduction of R$122 million in Fininvest’s expenses with provisions Y-o-Y, representing a 43.9% drop. The better quality of the portfolio is also reflected by an improvement in the “net write-off over total loans” ratio, which dropped to 2.4% in 1H03, vs. 2.7% in 1H02. The tables below show the changes in provisions for loan losses and recoveries:

R$ million
Allowance for Loan Losses	2Q03	1Q03	2Q02	1H03	1H02
Allowance for loan losses (opening balance)	1,458	1,591	1,496	1,591	1,538
Provision for loan losses	413	284	613	697	1,030
Required provision	389	320	503	709	958
Additional provision	24	(36)	110	(12)	72
Loan write-off	(390)	(417)	(440)	(807)	(899)
Allowance for loan losses (closing balance)	1,481	1,458	1,669	1,481	1,669

Loan recovery	97	83	104	180	183
Net write-off	(293)	(334)	(336)	(627)	(716)
Net write-off / Total loan portfolio (%)	1.1	1.3	1.3	2.4	2.7

R$ million
Allowance for Loan Losses by Company - 2Q03	Multiple Bank and Other Companies	Unicard / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and InvestCred	Total
Allowance for loan losses (opening balance)	1,062	189	76	131	1,458
Provision for loan losses	195	105	7	106	413
Loan write-off	(209)	(81)	(20)	(80)	(390)
Allowance for loan losses (closing balance)	1,048	213	63	157	1,481

Loan recovery	57	30	2	8	97
Net write-off	(152)	(51)	(18)	(72)	(293)
Net write-off / Total loan portfolio (%)	0.8	2.4	0.6	4.7	1.1

R$ million
Allowance for Loan Losses by Company - 1Q03	Multiple Bank and Other Companies	Unicard / Credicard	CDC and Auto Financing	Fininvest / LuizaCred and InvestCred	Total
Allowance for loan losses (opening balance)	1,184	183	77	147	1,591
Provisions for loan losses	96	83	18	87	284
Loan write-off	(218)	(77)	(19)	(103)	(417)
Allowance for loan losses (closing balance)	1,062	189	76	131	1,458

Loan recovery	37	34	3	9	83
Net write-off	(181)	(43)	(16)	(94)	(334)
Net write-off / Total loan portfolio (%)	0.9	2.2	0.5	6.5	1.3

Note:
Multiple Bank: excludes Unibanco Financeira's portfolio. Other companies includes Unibanco Luxembourg, Insurance, etc.
Unicard / Credicard: Cartão Unibanco and the 33% stake in Credicard.
Consumer Direct Credit (CDC), Leasing and Auto Financing: Unibanco Financeira, Unibanco Leasing, Banco Dibens, Dibens Leasing and Banco1.net Financeira.

Funding

The following table shows Unibanco’s consolidated funding:

R$ million
Funding Balance	Jun-03	Mar-03	Jun-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	37,981	40,257	34,600	-5.7	9.8
Total funds in foreign currency	13,991	16,201	15,282	-13.6	-8.4
Total funds	51,972	56,458	49,882	-7.9	4.2
Assets under management	23,025	19,691	20,056	16.9	14.8
Total funds + assets under management	74,997	76,149	69,938	-1.5	7.2

In June 2003, Unibanco’s overall funding reached R$74,997 million, including R$23,025 million in investment funds and assets under management, down 1.5% in the last 3 months and up 7.2% over the past year. Total local and foreign funding increased by 4.2% Y-o-Y, to R$51,972 million, on June 30 2003.

Funds and portfolios managed by UAM – Unibanco Asset Management, ended June 2003 with R$23,025 million in assets, representing a 14.8% growth Y-o-Y and 16.9% growth when compared to March 2003 (see also Businesses Highlights – Wealth Management).

The following table shows the local currency funding:

R$ million
Funds in Local Currency	Jun-03	Mar-03	Jun-02	Quarter Change (%)	Annual Change (%)
Total funds in local currency	37,981	40,257	34,600	-5.7	9.8
Total deposits	22,422	23,445	19,797	-4.4	13.3
Demand deposits	2,459	1,823	1,973	34.9	24.6
Savings deposits	5,170	5,247	4,793	-1.5	7.9
Interbank deposits	53	107	54	-50.5	-1.9
Time deposits	14,740	16,268	12,977	-9.4	13.6
Funds obtained in the open market	4,821	5,028	5,963	-4.1	-19.2
Debentures and mortgage notes	718	728	456	-1.4	57.5
Local onlendings (BNDES funds)	4,909	4,802	4,391	2.2	11.8
Subordinated Debt	248	235	-	5.5	0.0
Tech. provisions for insurance, capitaliz. and pension plans	3,716	3,353	2,565	10.8	44.9
Others	1,147	2,666	1,428	-57.0	-19.7

The following table demonstrates the foreign currency funding:

R$ million
Funds in Foreign Currency	Jun-03	Mar-03	Jun-02	Quarter Change (%)	Annual Change (%)
Total funds in foreign currency	13,991	16,201	15,282	-13.6	-8.4
Total deposits	1,556	1,731	1,605	-10.1	-3.1
Demand deposits	675	738	741	-8.5	-8.9
Savings deposits	265	275	157	-3.6	68.8
Interbank deposits	30	34	7	-11.8	328.6
Time deposits	586	684	700	-14.3	-16.3
Funds obtained in the open market	498	853	870	-41.6	-42.8
Local onlendings (BNDES funds)	293	364	338	-19.5	-13.3
Foreign onlendings	265	234	-	13.2	0.0
Finance lines for exports and imports	3,255	3,773	3,821	-13.7	-14.8
Eurobonds and commercial paper	3,742	4,006	3,504	-6.6	6.8
Subordinated Debt	575	682	578	-15.7	-0.5
Securitization	1,772	1,341	1,138	32.1	55.7
Other	2,035	3,217	3,428	-36.7	-40.6

Funding in foreign currencies posted a drop of 13.6% and 8.4% in the quarter and Y-o-Y, respectively, totaling R$13,991 million at the end of June 2003, mainly due to the appreciation of the real during the period.

Until July 2003, Unibanco raised approximately US$ 1 billion in funding through eight issuance of Eurobonds and one securitization transaction. Such funds raising presented decreasing costs and longer duration over the period, as shown on the table below:

Date	Issue Amount (million)	Term	Maturity	Coupon	Return
Jan/03	US$ 100	1 year	Jan/04	6.875%	7,000% p.y.
Feb/03	€ 50	6 months	Jul/03	6.750%	6,785% p.y.
Feb/03	US$ 100	9 months	Nov/03	6.000%	6,080% p.y.
Mar/03	US$ 125	6 months	Sep/03	5.000%	5,125% p.y.
Apr/03	US$ 100	1 year	Apr/04	5.250%	5,250% p.y.
May/03	US$ 75	18 months	Nov/04	5.625%	5,800% p.y.
May/03	€ 75	1 year	May/04	5.375%	4,570% p.y.
Jul/03	US$ 125	18 months	Jan/05	4.000%	4,000% p.y.

In June 2003, Unibanco launched a securitization transaction in the amount of US$225 million.The securitized assets were US dollar Payment Orders received and processed by Unibanco through its correspondent banks. The issuance will mature on July 15, 2009 and had two tranches, Series 2003-1 Notes with quarterly payments at US Dollar LIBOR plus spread of 425 bps, and Serie 2003-2 Notes with quarterly payments at 6.15% per annum.

On May 19, Unibanco signed the last US$ 25 million portion (with an one-year term) of a loan designed to finance exports of Brazilian companies. The funds are part of a larger, US$ 300 million operation, coordinated by the IFC (International Finance Corporation). This loan was obtained at an interest rate of Libor plus 2.25% per annum.

Tax Credits

The balance of tax credits totaled R$2,546 million in June 2003, compared to R$2,652 in March 2003, representing a decrease of 4.0% in the quarter and 9.9% Y-o-Y. In order to accelerate the recovery of tax credits, Banco Bandeirantes incorporated Banco Credibanco-Cartão Unibanco operations on April, 30 2003. In the same day, it was renamed to Unicard – Banco Múltiplo S.A.

Capital Adequacy Ratio

The following table shows the changes to the BIS ratio over the quarter and the year:

BIS Ratio Variation (%)	Quarter	12 months
BIS Ratio at the beginning of the period	16.2	13.4
Changes in risk weighted assets	0.4	0.3
Changes in credit swap risk	0.0	0.1
Changes in market risk
Net foreign exchange exposure	-	1.1
Interest rates	-0.1	0.1
Stockholders' equity growth	0.2	1.7
BIS Ratio on June 30, 2003	16.7	16.7

The BIS ratio stood at 16.7%, well above the minimum required by the Brazilian Central Bank of 11%.

The table below shows the breakdown between Tier I and Tier II capital in June 2003.

	Reference Equity (R$ Million)	BIS ratio (%)
Tier I	7,022	15.0
Tier II	803	1.7

Total	7,825	16.7

Performance Overview

Results

Operating income for 1H03 stood at R$1,023 million, up 45.7% when compared to the same period last year. The main drivers of this growth were a 10.9% increase in service revenues, a moderate 5.0% nominal growth in expenses, a reduction in expense with provision for loan losses of 32.3% and the hedging strategy for investments abroad.

R$ million
	2Q03	1Q03	2Q02	1H03	1H02
Profit from financial intermediation	1,274	1,149	962	2,423	2,036
Fees from services rendered	712	657	636	1,369	1,234
Personnel and Administrative Expenses	(1,098)	(1,062)	(1,041)	(2,160)	(2,057)
Other operating income (expenses)	(323)	(286)	(246)	(609)	(511)
Operating income	565	458	311	1,023	702

Both revenues and expenses from financial intermediation were mostly affected by the foreign exchange rate fluctuation in the period. Financial margin after provisions was R$1,274 million in 2Q03, 32.4% growth compared to 2Q02, due mainly to a drop in provisions for loan losses of 32.6% (see Provisions for Loan Losses). The average spreads from the Retail and Wholesale portfolios posted a slight increase in 2Q03 compared to 1Q03. The net adjusted financial margin, considering the net impact on investments abroad, stood at 10.8% in 2Q03, as demonstrated in the following table:

R$ million
Financial Margin	2Q03	1Q03	2Q02	1H03	1H02
Revenue from financial intermediation	2,083	2,845	3,998	4,928	6,612
Expenses on financial intermediation	(396)	(1,412)	(2,423)	(1,808)	(3,546)
Financial margin (before provision for loan losses)	1,687	1,433	1,575	3,120	3,066
Provision for loan losses	413	284	613	697	1,030
Financial margin (after provision for loan losses)	1,274	1,149	962	2,423	2,036

Net Financial Margin (%)	10.8	8.5	11.4	9.5	11.3

Investments abroad totaled R$2.7 billion and R$3.3 billion at the end of June 2003 and March 2003, respectively. During the course of 2Q03, these investments were 100% hedged, neutralizing the foreign exchange rate fluctuation during the first half of the year. Income tax expenses and social contribution are affected by the non-deductibility of the exchange rate fluctuation in 1H03, as shown below:

R$ million
Impact on Investments Abroad	2Q03	1Q03	2Q02	1H03	1H02
Exchange rate fluctuation on investments abroad	(442)	(200)	511	(642)	513
Hedge on investments abroad	470	135	(283)	605	(257)
Net impact before income tax	28	(65)	228	(37)	256

Tax effects	(150)	(68)	174	(218)	175

Net impact after income tax	(122)	(133)	402	(255)	431

During 1H03, a total of approximately US$242 million in foreign investments, was remitted to Brazil in the form of dividends or as a capital reduction, as shown below:

  US$100 million, in January 2003;

  US$138 million, in May 2003;

  US$4 million, in June 2003.

Total investments abroad amounted to US$1 billion in June 2003, due to profits from the branches abroad during the first half of the year. In July 2003, additional US$53 million were remitted in the form of dividends.

The following table shows the balance of assets and liabilities in foreign and local currencies:

R$ million
	June, 30, 2003
	Local Currency	Foreign Currencies	Consolidated
Cash and due from bank / Interbank investments	7,117	2,010	9,127
Marketable securities	7,916	8,410	16,326
Trading	3,778	1,804	5,582
Available for sale	3,719	1,332	5,051
Held to maturity	17	5,166	5,183
Derivative financial instruments	402	108	510
Interbank accounts	4,831	144	4,975
Net loans	18,955	5,471	24,426
Loans	20,172	5,735	25,907
Allowances for loan losses	(1,217)	(264)	(1,481)
Other assets	10,137	1,100	11,237
Total assets	48,956	17,135	66,091

Deposits	22,422	1,556	23,978
Securities sold under repurchase agreements (open market)	4,821	498	5,319
Resources from securities issued	718	3,742	4,460
Interbank accounts	802	40	842
Borrowings and onlending	5,108	4,824	9,932
Financial derivative instruments	193	4	197
Other liabilities	10,163	3,599	13,762
Minority interest	754	-	754
Stockholders' equity	6,847	-	6,847
Total liabilities	51,828	14,263	66,091

Off-balance sheet Notional values, net	1,647	(1,385)	262
Operations to mature (with no exposure risk), foreign strategic shareholders and others		(1,491)

Net exposure - BIS ratio		(4)

The following chart demonstrates net revenues by business:

Fees from Services Rendered

The breakdown of fees from services rendered is demonstrated as follows:

R$ million
Fees from Services Rendered	2Q03	1Q03	2Q02	1H03	1H02
Banking fees and other fees and commissions	391	348	317	739	608
Credit Cards	246	238	257	484	507
Unicard / Fininvest	123	123	122	246	240
Credicard	123	115	135	238	267
Assets under management(1)	75	71	62	146	119
Total fees from services rendered	712	657	636	1,369	1,234

(1) Reclassification in the 1Q03 of R$11 million

In 2Q03 total fees amounted to R$712 million, an increase of 8.4% and 11.9% Q-o-Q and Y-o-Y, respectively.

2Q03 banking fees of R$391 million grew by 23.3% over 2Q02. The growth was due to an increase in Unibanco’s customer base, with a higher client activation rate and a larger number of products per client, as well as several Mergers and Acquisitions transactions arranged by Unibanco during this quarter.

Fee revenues from the credit card business reached R$246 million in 2Q03, up 3.4% over 1Q03, mainly because of volume increase in Redecard’s total billings. 1H03 fee income posted a drop of 4.5% Y-o-Y, primarily as a result of the transfering of portfolio from a Credicard affiliate in 4Q02.

Fee revenues from assets under management grew from R$71 million in 1Q03 to R$75 million in 2Q03, representing a 5.6% increase Q-o-Q. In April 2003, Unibanco started to provide administration services for a major asset manager of an important private pension fund. (see Main Businesses – Wealth Management).

The ratio of fee revenue over administrative and personnel expenses is used as an efficiency indicator for the conglomerate. This ratio, which measures recurrent revenues and expenses, increased from 61.0% in 2Q02 to 64.8% in 2Q03, as shown below:

Personnel and Administrative Expenses

Managing cost in an efficient way has been a positive aspect at Unibanco. There are formal Investments, Projects and Cost Monitoring committees which help outline an environment of cost control. As a result, expenses have evolved at rates below inflation, as shown in this section’s chart.

The breakdown of Unibanco’s consolidated personnel and administrative expenses follows:

R$ million
Personnel and Administrative Expenses	2Q03	1Q03	2Q02	1H03	1H02
Multiple Bank	694	667	649	1,361	1,292
Subsidiaries and associated	404	395	392	799	765
Total	1,098	1,062	1,041	2,160	2,057

1H03 total personnel and administrative expenses increased R$103 million (5.0%) vs. 1H02. In 2Q03, total personnel and administrative expenses presented a growth of R$36 million (3.4%) vs. the previous quarter. The graph below shows total expenses growth compared to IPC-A, for the last two years, demostrating the efficiency of the cost control program:

The table below presents the breakdown of personnel expenses for the periods indicated:

R$ million
Personnel Expenses	2Q03	1Q03	2Q02	1H03	1H02
Multiple Bank	304	285	280	589	558
Subsidiaries and associated	117	115	123	232	243
Total	421	400	403	821	801

1H03 personnel expenses increased by R$20 million (2.5%) when compared to the same period last year. As per 2Q03, expenses posted a growth of R$21 million (5.3%) over 1Q03.

At the Multiple Bank, in 1H03, personnel expenses presented a R$31 million (5.6%) growth Y-o-Y, even considering the impact of the 7.0% wage increase in September 2002, resulting from the collective bargaining agreement. In 2Q03, personnel expenses increased by R$19 million (6.7%) when compared to the previous quarter, due to the higher incidence of vacations in the period.

As for Unibanco’s main subsidiaries and associated companies, 1H03 personnel expenses dropped by R$11 million (4.5%) over 1H02, even considering salary increases and the organic growth of the businesses. This is the result of synergy gains, specifically in Fininvest, which is benefiting from the revision of its operational procedures.

The following table shows the administrative expenses breakdown:

R$ million
Administrative Expenses	2Q03	1Q03	2Q02	1H03	1H02
Multiple Bank	390	382	369	772	734
Subsidiaries and associated	287	280	269	567	522
Total	677	662	638	1,339	1,256

1H03 administrative expenses rose by R$83 million (6.6%) related to the previous year. In the quarter, expenses grew by R$15 million (2.3%).

1H03 Multiple Bank’s administrative expenses increased by R$38 million (5.2%) related to 1H02. This increase is explained mainly by adjustments in lease agreements, higher energy tariffs and higher costs of contracts for rental and maintenance of software and telecommunication infrastructure.

The subsidiaries and associated companies posted a R$45 million (8.6%) increase in administrative expenses, when compared to 1H02, as follows:

  Unicard (R$17 million): growth in expenses as a result of both an increase in the portfolio of credit cards and the merge of Banco Credibanco into Banco Bandeirantes, which led to the creation of a new company named Unicard-Banco Múltiplo S.A. in April 2003;

  Insurance (R$8 million): higher expenses with marketing campaigns;

  Fininvest (R$7 million): increase in expenses with third-party service providers;

  Credicard (R$7 million): higher expenses with advertising campaigns and increase in volume of data processing;

  BWU - Blockbuster (R$5 million): opening of 7 new stores throughout 2H02.

The table below shows the breakdown of administrative expenses:

R$ million
Administrative Expenses	1H03	1H02
Third-party services	422	386
Data processing and telecomunications	191	198
Depreciation e amortization	157	146
Facilities - maintenance and preservation	150	118
Advertising and publicity	102	87
Financial system services cost	40	30
Transportation	32	35
Material	24	25
Others	221	231

Total	1,339	1,256

Businesses Highlights

Retail Bank

The ContAtiva (“Active Account”) program achieved its target of 1.8 million new bank accounts in February 2003, nine months ahead of the original schedule. The success of the program led to the introduction, also in February 2003, of the ContAtiva 2, which goal is to add 3.6 million customers over 5 years, in line with Unibanco’s strategic objective of permanent client base growth.

346,000 new accounts were opened in 1H03. The mix of clients improved because the most profitable segments (UniClass Empresas, UniClass Pessoa Física and Empresas Exclusivo) had a larger share of this growth.

Current-account holders of 4.1 million, plus investors in savings accounts, and retirees reached 5.8 million clients under the Unibanco brand by the end of the first half of 2003. Taking into account the customers of the consumer finance subsidiaries (Fininvest, InvestCred and LuizaCred), the total client base of Unibanco Group reached 12.9 million. The average number of products per client stood at 5.7, above the 5.3 figure of June 2002.

Client Base

In million

13.1
13.2
12.4
12.9
7.7
1.1
2.9
3.9
5.2
1.1
3.0
3.5
5.6
0.9
2.5
3.3
5.7
1.1
2.5
3.5
5.8
3.0
0.7
4.0
3.7
BANDEIRANTES
UNIBANCO
FININVEST
PONTOFRIO
LUIZACRED
Dec- 99
Dec-00
Dec-01
Dec-02
Mar-03
Jun-03

Note: Unibanco includes saving account holders and retirees.

Unibanco and its associated companies, Fininvest, LuizaCred, InvestCred and Tecban (Banco 24 Horas), reached 12,809 points of service at the end of June 2003: 799 branches, 424 corporate-site branches, 77 in-store branches (inside supermarkets and stores), 109 Fininvest stores, 8,905 Fininvest points of sales (retailers), 155 LuizaCred stores, 354 InvestCred stores, and 1,986 Banco 24 Horas sites (ATMs).

Retail Bank Businesses

The following table shows the annualized ROAE and earnings, in 1H03, of the main businesses that contribute to the Retail Bank. These businesses are an integral part of Unibanco’s strategy of offering a wide range of financial services, and covering clients from all income segments through its consumer credit operations.

R$ million
Business	Equity Stake (%)	Net Income 2Q03	Net Income 1H03	Annualized Return on Average
Unicard	100.0	24	43	74.5
Credicard Group	33.3	140	272	147.3
Fininvest	99.9	23	50	38.9
LuizaCred	50.0	4	8	58.3
Investcred	50.0	6	14	23.9
Dibens	51.0	5	14	17.1
Capitalization	100.0	16	34	94.7

Credit Cards

In the credit card segment, Unibanco operates through its subsidiaries Unicard Banco Múltiplo S.A., Fininvest, as well as through Credicard Group (Credicard, Redecard and Orbitall).

Unicard

In April 2003, Banco Credibanco S.A. was incorporated by Banco Bandeirantes S.A., the latter being renamed Unicard Banco Múltiplo S.A. This company consolidates the credit card operations as well as Credibanco’s operations.

Unicard’s credit card business posted net income of R$24 million in 2Q03, representing a 14.3% growth vs. 2Q02 and reached an annualized ROAE of 116.1%. The billings, measured in terms of volume of purchases and withdrawals, reached R$1.3 billion in 2Q03, a 18.2% growth vs. 2Q02. The average monthly financed volume was R$413 million in the quarter, or 12.5% above 2Q02. In June, the number of cards issued stood at 4 million, up 6.4% Y-o-Y.

Following are Unicard’s main indicators:

R$ million
Business Information	2Q03	1Q03	2Q02	1H03	1H02
Total credit cards (thousand)	3,953	3,903	3,716	3,953	3,716
Billings	1,273	1,254	1,077	2,527	2,133
Transactions (# million)	18	17	15	35	30
Average monthly disbursements	413	387	367	400	364
Credit portfolio	967	913	873	967	873
Net income	24	19	21	43	36

Credicard Group

The Credicard Group – formed by the companies Credicard, Redecard, and Orbitall – posted net income of R$140 million in 2Q03. Revenues for the group were R$9.2 billion in 2Q03, up 21% Y-o-Y and 7.0% Q-o-Q. The volume of transactions increased by 17.2% in the 1H03, and expenses with loan losses decreased by 10.5%, compared to the same period of last year.

Fininvest

Fininvest had a net income of R$23 million representing a 91.7% growth vs. 2Q02. Annualized ROAE stood at 35.2% in 2Q03. The change in the product mix and credit policies, implemented in 2Q02, resulted in a R$70 million reduction of loan losses in 2Q03 when compared to 2Q02, representing a 45.2% drop. The company, excluding LuizaCred, ended 2Q03 with R$1.1 billion in loans (15.4% down from 2Q02), 3.5 million active customers, and 109 stores in the country’s main markets.

Fininvest’s administrative and personnel expenses, excluding LuizaCred, amounted to R$90 million in 2Q03, staying at the same level of the previous quarter, posting a drop of 17.4% relative to 2Q02 as a result of the company’s reviewing process and integration of the administrative, operation and credit activities, with Unibanco and Unicard.

LuizaCred

LuizaCred, Fininvest’s subsidiary, reached a net income of R$4 million in 2Q03, up 33.3% Y-o-Y. Annualized ROAE stood at 65%. Total assets stood at R$257 million, a 51% growth vs. 2Q02. The volume of financed sales increased by 31% when compared to 2Q02, reaching R$123 million in the quarter and R$224 million in the 1H03.The company ended the first half of the year with 1.1 million active customers and R$236 million in loans, up 51.3% relative to 2Q02.

InvestCred

Banco InvestCred Unibanco posted net income of R$6.5 million in 2Q03. Annualized ROAE stood at 20.1% in the period. At the end of June, the loan portfolio totaled R$558 million and total active customers reached 2.5 million.

Banco Dibens

Banco Dibens posted net income of R$5 million in 2Q03 and an annualized ROAE of 12.5%. The bank ended the period with a R$1.3 billion loan portfolio, up 8.3% Y-o-Y, despite an auto market retraction over the period.

Capitalization

The annuity business of Unibanco Capitalização ended 2Q03 posting sales of R$67 million, up 4% when compared to the same period last year. Net income reached R$16 million, 33.3% above 2Q02 and annualized ROAE was 102.4%.

Banco1.net / Investshop

Banco1.net ended 2Q03 with R$30 million in loans and R$413 million in funds under management. Earnings before taxes, amortization and depreciation was R$1.4 million in 2Q03. The company posted a reduction in the level of provision for loan losses, a growth in fee revenues, and a reduction in administrative expenses.

Investshop Corretora, a brokerage house wholly owned by Banco1.net, reached the end of 1H03 with a R$1.7 billion in trading volume, a 181% growth vs. 1H02. It is the largest online broker in Latin America with a 16.6% market share of the “home broker” volume traded in the São Paulo Stock Exchange (Bovespa).

Wholesale Bank

The Wholesale Bank currently services approximately 2,600 companies with annual sales over R$40 million, and some 300 domestic and international institutional investors. The coverage structure comprises of sector intelligence, regional offices, and presence in the main international financial centers.

From January to July 2003, Unibanco obtained funding amounting to roughly US$1 billion, through eight Eurobond issues plus one securitization operation. (please refer to Funding section for International funding in the period).

In Fixed Income Distribution, Unibanco Securities launched, at the beginning of the year, Unibanco AutoExec product thereby becoming the only Brazilian bank capable of trading, in real time, Brazilian securities issued abroad. By the end of the first half of the year, electronic trading had accounted for 27% of the total volume traded with clients. The introduction of this product helped Unibanco Securities to expand its operations to countries such as Hong Kong, Israel and Turkey, among others. Trading with clients and counterparts amounted to US$9 billion in both sovereign and corporate securities. This volume reflected a growth of roughly 110% relative to the first half of 2002. Approximately 60% of this amount concerned sovereign debt instruments. The other 40% were related to corporate securities. With respect to Unibanco’s funding in foreign markets, Unibanco Securities was responsible for the primary distribution of slightly more than 70% of the total, including issues in US dollars and Euros.

As one of the major financial agents in the BNDES (Brazilian Development Bank) onlendings segment, Unibanco was placed among the top three banks in the entity ranking for the last years. By the end of 1H03, Unibanco was place third on the general BNDES ranking, and in second place on the ranking of the Export Financing Program – BNDES exim. Currently Unibanco has 15 projects at different stages of analysis at the BNDES, representing around R$250 million in disbursements for the second half of the year.

In terms of Project Finance advisory services, Unibanco was hired by Queiroz Galvão Perfurações S.A. and Coplex Petróleo do Brasil Ltda. to act as financial advisor and leader in the structuring of the Project Coral financing via an IFC US$25 million 5-year term funding. Unibanco was also the coordinating leader in a R$33.6 million 10-year term syndicated loan of BNDES for the Vale do Rosário project (expansion of the co-generation power station) of Cia. Açucareira Vale do Rosário.

In Mergers and Acquisitions, Unibanco advised Klabin in the sale of Riocell to Aracruz for US$610.5 million, the largest M&Atransactions carried out in the Brazilian market in 1H03. The bank also took part, in the first half of the year, in two other transactions involving media asset sales.

In Cash Management, some 83,000 customers use Unibanco’s cash management services, such as payment and credit. In the first half of the year, a new product called Compror CTF - Total Fleet Control was introduced in association with CTF Technologies do Brasil, Petrobras and Ipiranga, two fuel distributors. This product is designed for companies in transportation segment that operate with their own fleet throughout the country. At the end of the first half of the year, more than 100 transporters were already using this product.

Insurance and Private Pension Plans

The insurance and private pension funds businesses posted net income of R$57 million in 2Q03 with an annualized ROAE of 17.2%. The company keeps financial investments in government securities pegged to the foreign exchange rate, as a result of AIG’s (the largest insurance group in the world) 50% stake in its capital. Such securities suffered the impact of the appreciation of the real vis à vis the US dollar during the period. Excluding this effect in both periods, income would have been R$67 million in 2Q03, reflecting a 18.4% growth over the same period last year.

2Q03’s revenues amounted to R$943 million, 59.6% above 2Q02 and above market growth in the period. Contributed to this growth the corporate segment’s performance, especially on the property risk coverage and private pension plans. The success of the concessionaires’ program in the retail segment along with the growth in sales of products for individuals in alternative channels, especially VGBL plans, also contributed to this revenues increase.

According to the Superintendência de Seguros Privados – SUSEP (Private Insurance Regulatory Body) and ANAPP - Associação Nacional de Previdência Privada (National Association of Private Pension Funds), Unibanco’s insurance and pension fund companies ranked 3rd in consolidated terms with a 9.0% market share (May/2003 figures).

Technical reserves amounted to R$3.5 billion at the end of the quarter, increasing 45.8% relative to 2Q02 and 12.9% vs. 1Q03.

Insurance

R$ million
Consolidated Insurance Figures	2Q03	1Q03	2Q02	1H03	1H02
Gross revenues / Net premiums written	500	619	449	1,119	898
Premiums earned	360	335	297	695	580
Industrial result	68	53	54	121	116
Personnel and administrative expenses	(53)	(52)	(46)	(105)	(94)
Taxes and other operating expenses	(7)	(6)	(4)	(13)	(8)
Operating income	9	(5)	4	4	14
Financial income / Technical reserves	52	123	94	175	151
Income before taxes	61	118	98	179	165
Net income	57	90	75	147	126

Claims ratio (%) (1)	53.9	62.8	64.3	58.2	62.4
Combined ratio (%) (2)	97.6	101.4	98.5	99.4	97.6
Extended combined ratio (%) (3)	88.7	76.7	80.6	82.4	82.0
(1)	Claims / Premiuns
(2)	(Operating expenses + administrative expenses + selling expenses) / premiums earned.
(3)	(Operating expenses + administrative expenses + selling expenses) / (premiums earned + product financial income).

Net premiums written of R$500 million in 2Q03 were up 11.4% compared to previous quarter. The quarter’s operating results were favorably influenced by the sale of corporate policies, especially in the aviation segment, and financial coverage for credit cards, as well as by a reduction in volume of claims.

Consolidated Insurance Premiums Written (%)
	2Q03	1Q03	2Q02	1H03	1H02
Life	23.8	17.8	21.7	20.5	21.7
Health	5.2	4.0	4.5	4.5	4.4
Auto	19.5	17.7	27.2	18.5	26.8
Fire	17.4	28.1	21.5	23.3	21.1
Others (1)	34.1	32.4	25.1	33.2	26.0
Total	100.0	100.0	100.0	100.0	100.0

(1)	Includes property, cargo, marine and other insurance.

According to the latest industry data, released by SUSEP in May, Unibanco AIG Seguros maintained the top position in the coverage of property risks ranking, with premiums of R$268 million, up 23% vs. 2Q02. The company also maintained its leadership in D&O, extended warranties, international transportation, aviation, petrochemical risks, and risks associated with energy generation and distribution.

2Q03 administrative expenses totaled R$53 million, up 15.2% Y-o-Y. The main impacts were the category’s 10% collective bargaining agreement in January 2003, and Unibanco AIG’s new advertising campaign. Despite these two elements, administrative expenses accounted for 10.6% of the net premiums written in 2Q03, staying at level similar to that of 2Q02.

The combined ratio of the insurance companies in 2Q03 was 97.6% vs. the market projected average of 104%, based on figures from SUSEP up to May 2003. The company has the best combined ratio relative to its main competitors. The same ratio, under a broader concept, which includes the financial revenues (extended combined ratio) reached 88.7% in 2Q03.

The insurance companies’ technical reserves reached R$809 million at the end of 2Q03, up 12.2% vs. 2Q02.

Private Pension Plans

Unibanco AIG Previdência earned R$12 million in net income in 2Q03, up 50% Y-o-Y. 2Q03 gross sales revenues reached R$443 million, up 234% Y-o-Y and 50.7% Q-o-Q. Revenue growth is connected to a good performance on the PGBL and VGBL products sales program in Unibanco’s branches, and to new corporate accounts. VGBL was launched in September 2002, and had revenues of R$100 million in 2Q03. Unibanco AIG Previdência ranked second in pension plan sales until June 2003, with 12.8% market share, according to the ANAPP June 2003 official data.

As for the sale of corporate pension plans, according to ANAPP’s statistics for June 2003, Unibanco AIG Previdência ranked second in terms of accrued sales for the year, with a volume of R$429 million. The company services approximately 566,000 individual customers and 1,060 corporate clients.

In June 2003, technical reserves stood at R$2.7 billion, up 68.8% over 2Q02.

Wealth Management

Unibanco Asset Management – UAM ended 1H03 with R$23 billion in assets under management, up 25.2% in the semester.

In May, the Fitch Atlantic Ratings risk committee confirmed an AAA rating for UAM, valid for 12 months. This rating is only granted to top quality asset management companies. Standard & Poor’s also confirmed an AMP-1 rating for UAM, the highest in the scale used to evaluate management practices employed by fund managers.

Private Banking business maintained the growth pace of the previous half with total assets under management up 13.7% Y-o-Y.

According to ANBID data for May 2003, Unibanco Private Banking market share was 7.6% of total funds and managed portfolios in the segment.

Other Operational Highlights

Unibanco Pessoas (Human Resources)

In 1H03, Unibanco hired some 2,100 professionals. The group’s total staff, in June 2003, totaled 26,520 professionals.

Concerning training and development, in 1H03, R$6.5 million were invested on several initiatives ranging from specific training programs to MBAs in Brazil and abroad.

Technology and Internet

1H03 investments in technology and system infrastructure totaled some R$55.2 million. The major investments were in mainframe hardware (R$13.5 million), infrastructure (R$6.2 million), and management information systems – MIS (R$5.5 million).

Unibanco’s Internet Banking user base continued to expand and reached 1.1 million people in June 2003, 43% above the number of June 2002 (774,000). The number of transactions reached 47 million in 1H03, 52% above the number attained in the same period of last year. The Internet Banking service for companies, launched in 2002, has more than 100,000 customers, including previous clients of Micro 30 Horas (30-Hour PC) service and new customers.

Corporate Governance

Unibanco is listed in the São Paulo Stock Exchange (BOVESPA) since 1968. The Units – which each represent one Unibanco preferred share and one Unibanco Holdings class B preferred share – are listed since 1997. In the BOVESPA, Unibanco’s and Unibanco Holdings’shares (UBBR3, UBBR4 and UBBR11) traded financial volume was R$ 285 million in 1H03. In the New York Stock Exchange (NYSE), Unibanco’s and Unibanco Holdings’ Global Depositary Shares - GDS traded financial volume was US$ 821 million. The GDS (500 Units) program is maintained since 1997.

Repurchase Program

In May, Unibanco and Unibanco Holdings concluded their repurchase program launched in February 13, 2003. After a three-month period, 228,000,000 Unibanco’s preferred shares, 167,225,000 Units, and 372,900 GDSs were purchased, at an average cost of R$40.91 for each preferred share, R$98.91 per Unit, and US$13.77 per GDS. The volume repurchased, of approximately R$43 million, represents around 20% of the authorized limit in the repurchase program.

Conversion Offer, Exchange Offer and Global Offer

At the Unibanco Holdings extraordinary shareholders’ meeting held on April 28, 2003, permission was granted to convert class “A”preferred shares into class “B” preferred shares. The ratio of conversion will be one class “B” preferred share for every class “A”preferred share, at the discretion of Commerzbank Aktiengesellschaft, the only stockholder that owns class “A” preferred shares.

On July 10, as the “Company Announcement” published on August 1 informed, Unibanco Holdings submitted to the Brazilian Securities Commission (CVM - Comissão de Valores Mobiliários) a request for registering the public offer of an Exchange Offer, in Brazil. The holders of Unibanco preferred shares and of Unibanco Holdings class “B” preferred shares have the right, at their discretion, to create Units. Each Unit represents one Unibanco preferred share plus one Unibanco Holdings preferred class “B” share. Units have greater liquidity than Unibanco’s preferred shares, although the latters are entitled to slightly higher dividends.

On August 1, both Unibanco and Unibanco Holdings called extraordinary shareholder meetings, scheduled for August 19, in order to decide on the proposal of allowing temporarily the conversion of common shares into preferred shares, and the conversion of common shares into class “B” preferred shares, respectively.

Mizuho Corporate Bank, Ltd. and Commerzbank confirmed to Unibanco and to Unibanco Holdings their intention to take part of the Exchange Offer and to convert the total amount of their Unibanco and Unibanco Holdings stake into Units.

Unibanco and Unibanco Holdings, in a Company Announcement released on August 1, announced that they agreed with Mizuho and Commerzbank to file a request for the registration, both in Brazil and in the United States, of a Global Offer of Units, including Units in the form of Global Depositary Shares – GDS, owned by these shareholders.

On August 4 and 8, requests for the registration of the public distribution of Units and GDSs were filed on the Brazilian Securities Commission (CVM – Comissão de Valores Mobiliários) and on the US Securities and Exchange Commission (SEC), respectively.

It is expected that the Global Offer will take place at some point between September and October 2003, subject to the approval of the relevant authorities. This event may result in a significant improvement of Units liquidity.

Social Responsibility

The Unibanco Institute, created in 1982, to coordinate a wide range of social initiatives sponsored by the bank, has been reconfigured last year, to concentrate its efforts on education. The renewed goal is to pursue projects related to preparing the youth, not only for the job market but also for a more pro-active citizenship role in society. Just as the Moreira Salles Institute became a benchmark in cultural promotion, Unibanco Institute seeks recognition with educational projects as a primary source of transformation.

One of Unibanco’s Institutesprograms is Unibanco Ecologia (Unibanco Ecology). Since its beginning 12 years ago, it has helped more than 130 municipalities in Brazil. The program is centered on environment conservation education. Thus, projects such as building environmental education centers, setting-up workshops, training teachers in this field and implementing plant nurseries training centers are examples of the type of initiative implemented by Unibanco Ecologia.

During the first half of 2003, the Moreira Salles Institute continued to pursue its line of cultural activities, focused on cinema, photography, literature, fine arts and Brazilian music. Twenty-six exhibits were held in its facilities, which include four cultural centers and two galleries, in addition to technical reserves of music and photography. Twenty-one of these exhibitions were recently launched, and the other 5 are already part of Unibanco’s integrated circuit. Jointly, they drew roughly 70 thousand visitors. As for the Unibanco cinemas (Espaços Unibanco de Cinema and Unibanco Arteplex), which offer 43 movie theaters spread out over six cities, under the coordination of the Institute, the total public reached 1.6 million people. Moreover, the Moreira Salles Institute expanded its musical collection by acquiring the collection of the journalist and producer Walter Silva, consisting of 162 magnetic tapes totaling some 700 hours of recordings. Additionally, 30 publications were edited, such as catalogs, folders, bulletins, monthly programs and others.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
SUMMARY CONSOLIDATED BALANCE SHEET

R$ million
	Jun-03	Mar-03	Jun-02	Quarter Change(%)	Annual Change (%)
ASSETS
Cash and due from bank	797	1,122	1,219	-29.0	-34.6
Interbank investments	8,330	8,306	4,501	0.3	85.1
Marketable securities and financial derivatives instruments	16,326	18,534	19,092	-11.9	-14.5
Interbank accounts	4,975	4,858	2,748	2.4	81.0
Loan portfolio	25,907	25,708	26,282	0.8	-1.4
Allowance for loan losses	(1,481)	(1,458)	(1,669)	1.6	-11.3
Net loans	24,426	24,250	24,613	0.7	-0.8
Foreign exchange portfolio, except for ACC (1)	1,110	3,000	2,071	-63.0	-46.4
Negotiation and intermediation of securities	419	393	383	6.6	9.4
Investments	1,615	1,647	1,713	-1.9	-5.7
Fixed and leased assets	1,004	1,028	1,162	-2.3	-13.6
Deferred charges	663	683	647	-2.9	2.5
Other assets	6,426	6,193	5,193	3.8	23.7

Total assets	66,091	70,014	63,342	-5.6	4.3

LIABILITIES
Deposits	23,978	25,176	21,402	-4.8	12.0
Securities sold under repurchase agreements (open market)	5,319	5,881	6,833	-9.6	-22.2
Resources from securities issued	4,460	4,734	3,960	-5.8	12.6
Interbank accounts	842	746	1,254	12.9	-32.9
Borrowings and onlendings in Brazil - Governmental agencies	9,932	10,644	10,759	-6.7	-7.7
Financial derivatives instruments	197	357	245	-44.8	-19.6
Technical provisions for insurance, capitalization and
retirement plans	3,716	3,353	2,565	10.8	44.9
Foreign exchange portfolio (1)	1,363	3,606	1,987	-62.2	-31.4
Negotiation and intermediation of securities	413	449	357	-8.0	15.7
Other liabilities	8,270	7,615	7,029	8.6	17.7

Total liabilities	58,490	62,561	56,391	-6.5	3.7

Minority interest	754	736	689	2.4	9.4
Stockholders' equity	6,847	6,717	6,262	1.9	9.3

Stockholders' equity managed by parent company	7,601	7,453	6,951	2.0	9.4

Total liabilities + stockholders' equity	66,091	70,014	63,342	-5.6	4.3

(1)	Refers to foreign exchange settlement positions, which are required to be recorded by their total value on both the asset and the liability sides, under Central Bank of Brazil guidelines.

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A. AND SUBSIDIARIES
CONSOLIDATED INCOME STATEMENT FOR THE PERIODS

R$ million
	2Q03	1Q03	2Q02	1H03	1H02
Revenue from financial intermediation	2,083	2,845	3,998	4,928	6,612
Loan portfolio	1,806	1,770	2,087	3,576	3,772
Adjusted results from marketable securities	97	833	1,809	930	2,656
Leasing operations, foreign exchange transactions and compulsory deposits	180	242	102	422	184

Expenses on financial intermediation	(809)	(1,696)	(3,036)	(2,505)	(4,576)
Deposits and securities sold	(315)	(1,242)	(2,128)	(1,557)	(3,095)
Borrowings and onlendings	(81)	(170)	(295)	(251)	(451)
Provision for loan losses	(413)	(284)	(613)	(697)	(1,030)

Profit from financial intermediation	1,274	1,149	962	2,423	2,036

Other operating income (expenses)	(709)	(691)	(651)	(1,400)	(1,334)
Fees from services rendered(1)	712	657	636	1,369	1,234
Insurance, pension plans and capitalization result(2)	(5)	(32)	46	(37)	93
Credit card selling expenses	(56)	(53)	(56)	(109)	(112)
Salaries, benefits, training and social security	(421)	(400)	(403)	(821)	(801)
Other administrative expenses	(677)	(662)	(638)	(1,339)	(1,256)
Other taxes	(164)	(157)	(146)	(321)	(310)
Equity in the results of associated companies	3	2	(13)	5	(11)
Other operating income / Other operating expenses(1)	(101)	(46)	(77)	(147)	(171)
Operating income	565	458	311	1,023	702
Non-operating income (expenses), net	6	10	(1)	16	(7)
Income before taxes and profit sharing	571	468	310	1,039	695

Income tax and social contribution	(223)	(148)	29	(371)	(49)

Profit sharing	(45)	(56)	(44)	(101)	(101)

Net income before minority interest	303	264	295	567	545
Minority interest	(30)	(46)	(42)	(76)	(70)

Net Income	273	218	253	491	475
(1)	Reclassification of R$ 11 million in fees from services rendered in the 1Q03.
(2)	Includes financial expenses of private pension plans reserves:	2Q03 R$ (97)
1Q03 R$ (110)
2Q02 R$ (41)
1H03 R$ (207)
1H02 R$ (91)

Unibanco’s full financial statements will be available on our website at www.unibanco.com.br, under Investor Relations – Financial Information – Financial Statements, as soon as they are filed with the CVM – Brazilian Securities Exchange Commission.

This press release contains forward looking statements regarding Unibanco, its subsidiaries and affiliates - anticipated synergies, growth plans, projected results and future strategies. Although these forward looking statements reflect management’s good faith beliefs, they involve known and unknown risks and uncertainties that may cause the Company’s actual results or outcomes to be materially different from those anticipated and discussed herein. These risks and uncertainties include, but are not limited to, our ability to realize the amount of the projected synergies and on the timetable projected, as well as economic, competitive, governmental and technological factors affecting Unibanco’s operations, markets, products and prices, and other factors detailed in Unibanco’s filings with the Securities and Exchange Commission which readers are urged to read carefully in assessing the forward-looking statements contained herein. Unibanco undertakes no duty to update any of the projections contained herein.

2Q03 Conference Call will be held on August 15, at 09:00 a.m. (Eastern Time) in Portuguese, and at 11:00 a.m. (Eastern Time) in English. See the webcast presentation through our site www.unibanco.com, Investor Relations option – Conference Call - Webcasting. For further information, please contact us by sending an e-mail to investor.relations@unibanco.com.br, or by phone 55 11 3097-1313.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2003

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Chief Financial Officer

By:	/s/ Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Fernando Barreira Sotelino & Joaquim Francisco de Castro Neto
Chief Executive Officers

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.